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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



14046392

SEC MAIL RECEIVED
FEB 2 5 2014

SEC FILE NUMBER
8-18433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QuestRion Research Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

150 East 52nd Street
_____
                                          (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nissim Aboodi   212-558-1055
_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
_____
                    (Name – if individual, state last, first, middle name)

200 Mamaroneck Avenue Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Nissim Aboodi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__QuestRion Research Corporation_____ , as

of __December 31,_____ , 2013_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires GBC-10-20

_1/16/15_

_____
Notary Public

_____
Signature

__President_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTRION RESEARCH CORPORATION

AUDITED
STATEMENT FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2013

QUESTRION RESEARCH CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2013

CONTENTS

QUESTRION RESEARCH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash in bank	$ 9,076
Fees receivable	1,550
Investment, at market value	20,052
Total Assets	$ 30,678

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 3,050

Stockholder's Equity:

Common stock, $0.01 par value, 200 shares authorized, issued and outstanding	2
Additional paid-in capital	14,998
Retained earnings	12,628
Total Stockholder's Equity	27,628
Total Liabilities and Stockholder's Equity	$ 30,678

See accompanying notes to financial statements.